UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated May 16, 2019

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  ☒    Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   ☐                                                    No  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-    .

This Report on Form 6-K contains a Stock Exchange Announcement dated 14 May 2019 entitled ‘DIVIDEND DECLARATION’

RNS: 9904Y

Vodafone Group Plc

14 May 2019

Vodafone Group Plc

Final dividend in respect of the year ended 31 March 2019

As set out in the Vodafone Group Plc (‘Vodafone’) results announcement for the year ended 31 March 2019 released earlier today (RNS Number 9328Y), the Board of Vodafone has recommended a final dividend of 4.16 euro cents per ordinary share (the ‘final dividend’) the details for which are as follows:

The final dividend will be paid on 2 August 2019 subject to approval by shareholders at Vodafone’s annual general meeting on 23 July 2019. The final dividend will be paid to shareholders on the register on 7 June 2019. The ordinary shares will be quoted ex-dividend on 6 June 2019. Dividend payments on ordinary shares will be paid directly into a nominated bank or building society account.

Dividends will be declared in euros and paid in euros and pounds sterling to the holders of ordinary shares and US dollars to the holders of American Depositary Receipts. The foreign exchange rate at which future dividends declared in euros will be converted into pounds sterling and US dollars will be calculated based on the average exchange rate over the five business days during the week prior to the payment of the dividend.

Vodafone offers a Dividend Reinvestment Plan, which allows holders of ordinary shares who choose to participate to use their cash dividends to acquire additional shares in Vodafone.

For further information:	Vodafone Group Plc

Investor Relations	Telephone: +44 7919 990 230
Media Relations	www.vodafone.com/media/contact

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: May 16, 2019	By:	/s/ R E S MARTIN
	Name:	Rosemary E S Martin
	Title:	Group General Counsel and Company Secretary